Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

March 31, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON EXPANDS BOTH DISCOVERY ZONES AT CORDERO PROJECT, MEXICO:
112 METRES GRADING 49.4 G/T SILVER, 0.07G/T GOLD, 1.9% ZINC & 1.1% LEAD IN HOLE C11-118 AT JOSEFINA

Levon Resources Ltd. (“Levon”, or the “Company”) is pleased to announce additional results from the ongoing Phase 3 exploration and drill program currently underway at the Company's 100% owned Cordero bulk tonnage  silver, gold, zinc and lead project located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.  Drill results include additional wide bulk tonnage intercepts from the Porphyry Zone that extends the footprint by 200 metres to the northeast (C11-107) and the discovery of a new near surface zone at the south end of the Zone (C11-139).   At Pozo de Plata Diatreme additional bulk tonnage intercepts, starting at surface, were encountered in the southerly extension of the Zone which remains open.  Higher grade results at the Josefina zone in hole C11-118 (112 metre at 49.4 g/t silver, 0.07 g/t gold, 1.9% zinc and 1.1% lead) correlate well with excellent results previously announced in hole C11-105.

Tables 1a to 1c summarize the latest drill results. Silver equivalent definitions are presented at the end of this release. Table 2 summarizes the drill hole locations and Figure 1 illustrates the locations.

Josefina Mine Zone

The Josefina Mine Zone (Josefina) is located east of the Pozo de Plata Diatreme discovery and extends for 800 metres northeast towards the Porphyry zone.  The Josefina has been tested by a number of holes including wide intercepts in hole C11-105 (see news release dated March 17, 2011)  Hole C11-118 collared 200 metres northwest of hole C11-105 encountered several well mineralized, long intervals below 54 m with the highest grade intercept of 112 metres of grading 49.4 g/t silver, 0.07 g/t gold, 1.9% zinc and 1.1% lead beginning at 344 metres depth. Mineralization in C11-118 is Porphyry zone-style and illustrates the transitional nature of the Josefina Zone which contains both diatreme hosted and porphyry hosted mineralization.  Hole C11-110 collared 125 metres southwest of hole C11-118 also intercepted multiple intervals of mineralization including a 126 metre run starting at 66 metres that returned  30.7 g/t silver, 0.10 g/t gold, 0.31% zinc and 0.24% lead.

Table 1a:  Josefina Zone Drill Results

Hole	from (m)	To (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-110	66	192	126	30.7	0.103	0.31	0.24	53.5
C11-110	268	292	24	11.5	0.013	0.91	0.28	47.3
C11-110	332	370	38	72.1	0.072	2.20	1.39	181.8
C11-110	464	508	44	25.2	0.036	0.61	0.50	59.9
C11-111	No significant assays
C11-112	54	84	30	160.1	0.023	0.95	0.66	208.4
C11-114	66	96	30	14.8	0.110	0.41	0.13	38.1
C11-114	202	214	12	36.7	0.057	0.56	0.36	67.1
C11-116	No significant assays
C11-117	No significant assays
C11-118	72	118	46	11.9	0.043	0.31	0.09	26.4
C11-118	176	324	148	34.8	0.090	1.33	0.59	97.1
C11-118	344	456	112	49.4	0.071	1.92	1.10	142.2
C11-119	No significant assays
C11-120	No significant assays
C11-121	220	240	20	5.9	0.022	0.63	0.16	30.3

Pozo de Plata Diatreme Zone

Seven step-out holes were drilled to extend the southern and westerly limits of the Pozo de Plata Diatreme Zone. Five of these holes encountered well mineralized diatreme breccia from surface to down hole depths of from 34 to 132 metres.  The best hole is C11-124, that was collared near previous hole C09-02, and that returned 38.7 g/t silver, 0.17 g/t gold, 0.29% zinc and 0.36% lead.  The Pozo de Plata zone remains open to the west and to the south.

Table 1b:  Pozo de Plata Zone Drill Results

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-104	30	42	12	41.7	0.081	1.11	0.59	96.5
C11-104	174	216	42	41.9	0.163	0.62	0.64	89.6
C11-104	328	336	8	160.9	0.067	3.16	1.66	306.1
C11-124	0	132	132	38.7	0.166	0.29	0.36	68.8
C11-125	0	34	34	31.2	0.236	0.18	0.17	57.4
C11-126	0	42	42	49.9	0.274	0.54	0.40	95.6
C11-126	66	98	32	53.9	0.063	0.28	0.68	86.2
C11-128	0	62	62	23.6	0.355	0.15	0.21	57.9
C11-133	No significant assays
C11-134	No significant assays
C11-135	14	38	24	32.3	0.058	0.46	0.37	60.5

Cordero Porphyry Zone

The Cordero Porphyry Zone is located 1,500 metres east of the Pozo de Plata Diatreme Zone and comprises a number of mineralized centres within a north south corridor, over a large area now 1,200 metres by 800 metres.  Ongoing drilling at the northern end of the zone continues to block out an area of enhanced mineralization.  Hole C11-107 encountered several intervals including a run starting at 426 metres that returned 82 metres of 18.8 g/t silver, 0.03 g/t gold, 1.20% zinc and 0.08% lead. This hole represents a 200 metre extension of the Porphyry zone to the east.  Hole C11-115 located an additional 200 metres north of hole C11-107 encountered two minor intervals at depth that may indicate a further extension of the zone in that direction. Two holes in central part of the Porphyry zone, C11-113 and C11-123, returned multiple mineralized intervals including one intercept in hole C11-113 of  108 metres of 44.9 g/t silver, 0.04 g/t gold, 1.86% zinc and 0.65% lead starting at 280 metres depth.

Farther south in the Porphyry zone, some 400 metres from hole C11-113, a new near surface zone was discovered in hole C11-139 that returned in part 74 metres of 52.0 g/t silver, 0.05 g/t gold, 1.73% zinc and 1.09% lead beginning at a depth of 2 metres..  Mineralization is hosted by high grade crackle breccias in dacite porphyry and disseminated and stockwork mineralization at depth.

Table 1c:  Porphyry Zone Drill Results

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-91	124	136	12	21.2	0.390	0.17	0.14	56.2
C10-92	602	620	18	18.8	0.022	1.11	0.10	55.6
C10-92	676	694	18	7.3	0.004	0.96	0.06	37.4
C10-92	732	744	12	21.9	0.015	1.78	0.10	77.8
C11-107	28	124	96	13.5	0.021	0.32	0.18	29.6
C11-107	242	378	136	14.6	0.031	0.51	0.20	37.4
C11-107	426	508	82	18.8	0.026	1.20	0.08	57.8
C11-113	98	118	20	15.0	0.013	0.48	0.23	36.7
C11-113	280	388	108	44.9	0.040	1.86	0.65	120.9
C11-113	416	434	18	47.2	0.048	0.46	0.35	74.0
C11-113	524	538	14	27.7	0.036	1.30	0.17	73.0
C11-113	668	696	28	13.4	0.011	0.41	0.19	31.7
C11-115	210	246	36	17.3	0.099	0.13	0.08	30.0
C11-115	520	574	54	17.7	0.011	0.58	0.23	42.2
C11-122	No significant assays
C11-123	20	74	54	36.1	0.109	0.89	0.17	74.5
C11-123	510	568	58	19.3	0.024	0.17	0.10	28.9
C11-139	2	76	74	52.0	0.052	1.73	1.09	137.9
C11-139	102	110	8	145.9	0.155	4.94	1.81	353.2
C11-139	220	288	68	12.7	0.021	0.39	0.20	31.2
C11-139	396	408	12	17.9	0.017	0.37	0.26	37.2

Discussion of Results

Ongoing Phase 3 drilling at the Cordero project continues to expand both discovery zones, which now appear to be connecting up in a southern corridor of mineralization.  The original discovery at Pozo de Plata Diatreme remains open to the south and west where new intercepts reported here, over an area of 300 metres by 160 metres, encountered, from surface, diatreme hosted mineralization.  To the east, the Porphyry zone is a loosely defined area wherein mineralization is hosted by high-level stocks and related breccias and contact hornfels-altered zones where mineralization is comprised of disseminated, stockwork and vein controlled sphalerite and galena.  Results from the porphyry zone presented herein have expanded the zone by an additional 200 metres to the northeast   In addition a new surface zones was discovered in hole C11-113 near the central part of the Porphyry zone and in C11-139 near the present sourtheast part of the zone.  The intermediary Josefina Zone is a transitional area between the Pozo de Plata Diatreme and Porphyry Zones and hosts mineralization with the character of both areas. Drilling continues to expand this zone to the east and west and at depth.

IMC Engineering of Tucson, Arizona is engaged in preparing an initial 43-101 resource calculation in companion with M3 Engineering of Tucson, Arizona who has initiated metallurgical testing and the engineering studies required for a 43-101 preliminary economic assessment (PEA) of Cordero.

“We continue to be pleased with the steady Phase 3 discovery expansion drilling at Coredro at a time when Levon has just  consolidated our 100 % ownership in the project by buying out our joint venture partner after 25 months of exploration as we summarized in our March 25, 2011 news release” comments Ron Tremblay, President, CEO, Levon.  “We are entering a significant new stage at Cordero”.

“Geologic mapping and soils sampling grids (1,200 samples in three exploration grids) are underway mostly as surface follow up on the just returned 3D IP survey inversion results by SJ Geophisics reported previously.  The 3D IP inversions  show subsurface chargebility anomalies that appear to be extensions north, south and east of the presently defined Cordero Porphyry Zone and northwest from the Pozo de Plata Diatreme Zone.   Our goal is to prioritize areas for drill testing.  The geologic mapping so far confirms exposed, iron stained  diatreme breccias 300 m south of the Josefina zone, but only exposed in float and sparce outcrop in an areas that  mostly cow pasture and cornfields.  This is well south of the axis of the Cordero Porphyry Belt where we have been focusing exploration to date”  explains Vic Chevillon, VP Exploration, Director, Levon.  “We named the area Pastora del Sur several weeks ago and the detailed mapping results over the last several days tends to confirm initial diatreme projections.”

QA/QC Procedures

All drill holes are started with HQ diameter core and then when necessary reduced to NQ diameter core depending on drilling conditions.  The drill core is sawed through its length and samples collected in continuous two-metre intervals.  All drill intercepts reported are core lengths and not true widths, which are unknown.  All of the samples are prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively. Gold analyses are being performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES. The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the Joint Venture to AMEC. Independent Mining Consultants (IMC), Tucson, Arizona reviews the QA/QC data.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Vice President of Exploration for Levon who is a qualified person within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

  * Silver equivalent grade, based on assumed recoveries, is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined.  Summary assay intervals as reported above were selected based on a 22.64 g/T Ag equivalent cut-off over significant widths that by inspection show geochemical consistency down the hole among the 2 m sample intervals

Table 2.  Reported drill hole locations (UTM Conus Nad 72, Zone 13).

Hole	East	North	Elevation	Length	Azimuth	Dip
C10-91	443618	3014109	1589	659.9	0	-90
C10-92	443558	3015101	1591	936.6	0	-90
C11-104	442806	3014151	1586	497.0	180	-60
C11-107	443678	3015306	1603	867.3	0	-60
C11-110	443080	3014311	1623	541.7	180	-60
C11-111	442814	3014144	1584	502.8	90	-60
C11-112	443075	3013845	1578	500.2	0	-60
C11-113	443433	3014768	1598	909.3	0	-90
C11-114	443080	3014312	1623	414.7	0	-90
C11-115	443698	3015500	1609	969.5	0	-90
C11-116	443201	3013856	1573	524.5	0	-90
C11-117	443073	3013842	1578	496.9	0	-90
C11-118	443200	3014350	1624	455.5	0	-90
C11-119	443201	3013858	1573	495.8	0	-60
C11-120	443073	3013841	1578	490.2	180	-60
C11-121	443203	3013851	1573	452.0	180	-60
C11-122	443811	3015110	1586	488.9	0	-90
C11-123	443374	3014870	1605	646.5	0	-90
C11-124	442341	3013754	1564	191.5	0	-90
C11-125	442342	3013865	1570	131.3	0	-90
C11-126	442341	3013754	1564	254.2	180	-60
C11-128	442342	3013861	1568	189.6	0	-60
C11-133	442359	3013997	1555	35.1	0	-60
C11-134	442374	3014046	1560	130.4	0	-60
C11-135	442374	3014051	1561	118.9	0	-90
C11-139	443809	3014526	1559	448.1	345	-60

About Levon Resources Ltd.:

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.